

April 4, 2012

<u>Via E-mail</u>
Mr. Chu Zhanjun
President and Chief Executive Officer
Life Nutrition Products, Inc.
20 Broad Street, 7th Floor
New York, NY 10005

>   **Re: Life Nutrition Products, Inc.**
>   **Item 4.01 of Form 8-K Dated March 26, 2012**
>   **Filed April 2, 2012**
>   **File No. 001-34274**

Dear Mr. Zhanjun:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. You disclose that you appointed Wei, Wei & Co., LLP on December 28, 2011 to be your independent registered public accounting firm commencing with the review of your quarter ending March 31, 2012 and did not notify your prior auditors, Rosenberg Rich Baker Berman & Company (RRBB) that they were dismissed until March 26, 2012. If, as of December 28, 2011, you engaged Wei, Wei & Co. to audit your financial statements as of and for the year ended December 31, 2011, please clarify this disclosure. If this was not the case, revise your disclosure to state the date you engaged Wei, Wei & Co. LLP to audit your financial statements as of and for the year ended December 31, 2011.

2. Please revise the second paragraph of part b to state whether or not you consulted with Wei, Wei & Co. for any matters discussed in Item 304 (a)(2)(i)&(ii) of Regulation S-K during your two most recent fiscal years, in addition to the interim period preceding the engagement of Wei, Wei & Co., and through the date RRBB was dismissed.

3. Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, RRBB, addressing the revised 8-K disclosure, as required by Item 304(a)(3) of Regulation S-K. Please ensure that RRBB dates its letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in this filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 if you have questions regarding these comments.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant